Issuer Free Writing Prospectus dated December 18, 2024
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated November 29, 2024
Registration Statement No. 333-275232

Baiya International Group Inc. (Proposed Nasdaq Ticker: BIYA) Investor Presentation December 2024 Issuer Free Writing Prospectus dated December [•], 2024 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated November 29, 2024 Registration Statement No. 333 - 275232

Free Writing Prospectus Statement 2 This free writing prospectus relates to the proposed public offering of ordinary shares (“Ordinary Shares”) of Baiya International Group Inc . (“Company”, “we”, “us”, or “our”) which are being registered on the Registration Statement and should be read together with the preliminary prospectus included in the Registration Statement we filed with the Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates and may be accessed through the following web link : https:// www.sec.gov/Archives/edgar/data/1944712/000121390024104060/ea0200053 - 09.htm The registration highlights basic information about the Company and the offering to which this presentation relates . Because it is a summary, it does not contain all of the information that you should consider before investing in our securities . The Company has filed the Registration Statement (including a preliminary prospectus) with the SEC or the proposed offering to which this communication relates . The Registration Statement has no yet become effective . Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirely for more complete information about us and the proposed offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Cathay Securities, Inc . by email at service@cathaysecurities . com, by phone : + 1 - 855 - 939 - 3888 , or contact Revere Securities LLC by email at contact@reveresecurities . com , by phone at : + 1 - 212 - 688 - 2350 , or contact Baiya International Group Inc . via email : info@biyainc . com , by phone : + 86 - 0769 - 88785888 . This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transaction with us or our affiliates . The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation .

Forward - looking Statement 3 This presentation contains forward - looking statements that involve substantial risks and uncertainties . All statements, other than statements of historical fact, contained in this presentation, including statements regarding our strategy, future financial position, projected costs, prospects, plans and objectives of management, are forward - looking statements . These forward - looking statements are contained principally in the sections entitled “Prospectus Summary,” “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations . ” The words “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” ‘‘will” “would,” or the negative of these words or other similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain these words . Forward - looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties . This presentation contains market data and industry forecasts that have been obtained from publicly available information, third - party reports, and our internal estimates . While we believe these sources to be reliable, we have not independently verified the data and do not guarantee its accuracy or completeness . The forward - looking statements in this presentation include, among other things, statements relating to : our business strategies and our operating and expansion plans ; our objectives and expectations regarding our future operations, profitability, liquidity and capital resources ; future events and developments, trends and conditions in the industry and markets in which we operate or plan to operate ; our ability to control costs ; our ability to identify and successfully take advantage of new business development opportunities ; and our dividend policy . Such statements reflect the current views of our management with respect to future events, operations, profitability, liquidity and capital resources, some of which may not materialize or may change . Actual results may differ materially from information, implied or expressed, in the forward - looking statements as a result of a number of factors, including, without limitation, the risk factors set out in “Risk Factors” in this presentation and the following : changes in PRC laws, rules and regulations applicable to us ; general economic, market and business conditions in the PRC, including the sustainability of the economic growth in the PRC ; changes or volatility in foreign exchange rates or our prices ; business opportunities and expansion that we may pursue ; our ability to identify, measure, monitor and control risks in our business, including our ability to improve our overall risk profile and risk management practices ; and other factors beyond our control . We may not actually achieve the plans, intentions, or expectations disclosed in our forward - looking statements, and you should not place undue reliance on our forward - looking statements . Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward - looking statements we make . We have included important factors in the cautionary statements included in this presentation, particularly in the “Risk Factor” section, that we believe could cause actual results or events to differ materially from the forward - statements that we make . Furthermore, we operate in a competitive and rapid changing environment . New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward - looking statements contained in this presentation . The use of third - party names or trademarks in this presentation does not imply any affiliation with or endorsement by the trademark owners unless explicitly stated . All third - party trademarks are the property of their respective owners .

Offering Summary Baiya International Group Inc. Issuer Ordinary Shares Securities Initial Public Offering Offering Type Nasdaq Capital Market: BIYA Proposed Listing: Symbol 2,500,000 Ordinary Shares (2,875,000 Ordinary shares if the underwriters exercise their over - allotment option in full) Ordinary Shares Offered by the Issuer Between US$4.00 and US$6.00 per Ordinary Share Offering Price US$10,430,000 (after deducting underwriter commission and additional fee to underwriter, and other anticipated offering expenses prior to closing the IPO; excluding the $500,000 of the offering proceeds to be used to fund an escrow account to indemnity the underwriters) Net Proceeds • to fund an escrow account in the amount of $500,000, for a period of 12 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters; • to utilize 10% of the remaining offering proceeds to continue development of the Gongwuyuan Platform; • to utilize 20% of the remaining offering proceeds to support our marketing; • to utilize 10% of the remaining offering proceeds to fund increased compensation for employees and training enhancements; and • to utilize 60% of the remaining offering proceeds to provide funding for general corporate purposes. We expect these general corporate purposes to include funding working capital, operating expenses and the selective pursuit of business development opportunities, including to expand our current business through acquisitions of, or investments in, other businesses, products or technologies. At this time, we have not specifically identified a material single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Use of Proceeds Cathay Securities, Inc. & Revere Securities LLC for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Underwriters items stated herein are proposed terms. See offering documents All 4

Company Overview

A Human Resource ("HR") technology company with a leading **cloud-based** internet platform in China.

One-stop crowdsourcing recruitment & SaaS-enabled HR solutions

Core Services

- Job Matching Services
- Entrusted Recruitment Services
- Project Outsourcing Services
- Labor Dispatching Services

Customer Base

- 8,182 Registered Company Clients
- 5,012 Labor Companies
- 3,170 Enterprises Registered
- 25+ Subsidiaries/Branches
- 5+ Provinces & 30 Cities

Intellectual Property

- 28 Registered Software Copyrights
- 7 Registered Trademarks
- 3 Domain Names Registered
- 1 Registered Patent
- 1 Registered Layout-design of Integrated Circuit





Gongwuyuan Platform (flexible employment marketplace)

Note: all numbers on this page as of this presentation.
See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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Our Primary Services Job Matching Services Entrusted Recruitment Services Employing Company GWY HR Service Company Workers Payment of Matching Fee per Transaction Release Employment Needs Confirm Work Information, including Number of Workers, Hours, Type of Job etc. Send Employment Request Confirm Work Information, including Number of Workers, Hours, Type of Job etc. Recruit Record Worker Information Employing Company GWY HR Service Company Workers Payment of Service Fees per Agreement See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Request Confirm Work Information, including Number of Workers, Hours, Type of Job etc. Send Employment Request Confirm Work Information, including Number of Workers, Hours, Type of Job etc. Recruit Record Worker Information The Employing Company and the HR Service Company sign respective contracts with GWY. The identities of the Employing Company and HR Service Company are kept confidential. 6

Our Primary Services Project Outsourcing Services Labor Dispatching Services* Employing Company GWY HR Service Company Workers Payment of Project - based Service Fee Request Confirm Project Information, including Workload, Timeframe, and Pricing Submit Project Labor Need, and Payment of Project Fee Confirm Project Information, including Workload, Timeframe, and Pricing Recruit Record Worker Information Employing Company GWY Workers Payment of Service Fee Request Confirm Work Information, including Number of Workers, Hours, Type of Job etc. GWY dispatches the requested workers to the Employing Company. Recruit Record Worker Information Payment of Wages Enter Employment Contract, Establish Employment Relationship 7 Note: *in the Flexible Employment Market within China See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Investment Highlights

BAIYA
Baiya International Group Inc.

Extensive Resources

- **Network: 25+** subsidiaries/branches throughout China, **8,182** registered company clients.
- **Partnerships: 230+** vocational & technical colleges.
- **Reach:** Operations across **10,000+** HR online communities.
- **Service Standard**: **"3-7-15"** for timely worker placement.

Commitment to Brand

- **First in China:** Offers "payment assurance" for recruitment.
- **IP Portfolio:** 28 software copyrights, 7 trademarks, 1 patent, 1 IC layout-design, and 3 domain names in China.

Innovative Platform

- **Efficiency & Transparency:** Enhanced job-matching with "Yun Dan Bao" payment assurance.
- **HR Management:** Comprehensive SaaS tools—Intelligent HR management, electronic contracts, payroll, direct deposits, and electronic pay-slips.

Efficient Performance

- **Goal:** Streamline bulk recruitment for flexible employment.
- **Integration**: Connects customers, HR service companies, employing companies, and workers through HR SaaS tools.

Note: "3-7-15" refers to Company's ability to fulfill employment needs within 3 days if the selected workers are in the same city as the Customer and Employing Company, 7 days if within the same province, and 15 days if across provinces.

See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

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Extensive Resources • 25+ subsidiaries/branches throughout China • 8,182 registered company clients Network • 230+ vocational & technical colleges Partnership • Operations across 10,000+ HR online communities Coverage • Fulfill employment needs within 3 days if the selected workers are in the same city • 7 days if the selected workers are in the same province • 15 days if the selected workers are from different provinces “3 - 7 - 15” Service Standard Guarantee 9 See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Innovative Platform

BAIYA
Baiya International Group Inc.

App and Cloud-Based Platform Services Through the Gongwuyuan Platform

A Unified Platform with Centralized, Vertical HR Management Structure and National/Regional Compliance

Blue-Collar Recruitment

Employers to post information about recruitment opportunities, manage ongoing recruitment processes, and view current interest in open positions.

Payroll and Advances Services

An integrated payroll services which allows for salary advances, approval of advances and accounting of such advances.

"Yun Dan Bao" Payment Assurance Services

A recruitment transaction management system that provides payment assurance for workers recruited.

Electronic Contracts

A system for managing contracts electronically, supporting online filing, permanent encrypted storage, multi-entry contracting, and online contract signing.

Intelligent HR Management

A one-click integrated system for managing recruitment, payroll, salary advances, and electronic contracts management system. It includes personnel management, personnel scheduling, and salary adjustments within the labor industry.

Electronic Payslips and Direct Deposit Services

Provides itemized electronic payslips to registered workers and integrates with financial institutions like China Merchants Bank, Alipay, and WeChat for 24/7 real-time salary disbursement.

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See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Commitment to Brand 28 Software Copyright registrations in China 1st Recruitment crowdsourcing platform to provide a “payment assurance” feature to Employing Companies and workers 7 Trademark registrations in China Focus on word of mouth , brand marketing , and strategic partnerships to grow brand awareness. Enhancing the platform's technology infrastructure to strengthen the "Gongwuyuan" brand. 11 See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Efficient Performance Streamline Bulk Recruitment for Flexible Employment Mobile application available in both iOS and Android systems Also available in Tencent, WeChat, Alipay and website ( https:// www.gwyapp.com/ ) Improves efficiency connecting Customers, Employing Companies, HR Service Companies, and Blue - Collar Workers across different regions Provide better employment management solutions HR SaaS - enabled tools 12 See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Management Team Siyu Yang Chief Executive Officer and Director Ms. Yang has been our Chief Executive Officer and director since October 2021. Ms . Yang has extensive knowledge in the investment field, as well as a solid foundation of business practice experience and professional skills . Ms. Yang, as the founder of Sichuan Xinhaisheng Labor Service Co., Ltd., served as Officer project that company’s Chief Executive responsible for the strategy and management of business output . Ms. Yang also served as a senior executive of a cultural communication company and was responsible for the national vocational education promotion and former vocational skills retraining . Bin Tan Chief Operating Officer Mr. Tan has served as our Chief Operating Officer since October 2021. Mr . Tan is also the vice president of our holding subsidiary Shenzhen Gongwuyuan Network Technology Co . , Ltd since October 2021 . Mr . Tan served as the general manager of the business unit in Shenzhen Diexun Technology Co . , Ltd . from 2015 to 2018 . Mr . Tan served as the general manager of the business department in Shenzhen Huanan Chengwang E - Commerce Co . , Ltd . from 2012 to 2015 . Mr . Tan served as the Director of Product Operations in Shenzhen Penghaiyun Electronic Data Interchange Co . , Ltd . from 2007 to 2012 . Dian Zhang Chief Financial Officer Mr. Zhang has served as our Chief Financial Officer since June 2022. Mr . Zhang worked as a headquarter analyst at Eaton Square M&A Advisory Firm in Australia from 2014 to 2020 . Mr. Zhang worked as an auditor at ShineWing Certified Public Accountants from 2009 to 2013. Mr . Zhang holds a Bachelor Degree of Management Accounting from Aston University, a Master Degree of Banking and Finance from Monash University, and a Master Degree of Financial Management from the Australian National University . In addition, Mr . Zhang is a fellow member of the Association of Chartered Certified Accountants in the United Kingdom . 13 See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Board of Directors Siyu Yang Chief Executive Officer, Director Ms. Yang has been our Chief Executive Officer and director since October 2021 . Ms . Yang has extensive knowledge in the investment field, as well as a solid foundation of business practice experience and professional skills . Ms . Yang, as the founder of Sichuan Xinhaisheng Labor Service Co . , Ltd . , served as that company’s Chief Executive Officer responsible for the strategy and project management of business output . Ms . Yang also served as a senior executive of a cultural communication company and was responsible for the national vocational education promotion and former vocational skills retraining . Weilai Zhang Chairman Appointee, Director Mr . Zhang has been our director since August 2022 and will be appointed as the Chairman of our Board upon the effectiveness of this prospectus . Mr . Zhang is responsible for our overall strategic planning . Mr . Zhang has extensive experience in business management and marketing, has incubated a series of fast - growing financial technology companies, and successfully invested in many start - up companies . Zicen Liao Chair of Audit Committee, Director Ms . Liao is a professional investment manager with over 5 years of experience in conducting industry, market and company - specific research and financial due diligence, with a focus on start - up and growth companies . Ms . Liao is currently an investment manager in the M&A Department of Antelope Enterprise Holdings Limited (NASDAQ : AEHL) since 2021 . Ms . Liao was previously a project manager in Transaction Advisory Services at Grant Thornton Advisory (Beijing Office, China) from 2016 to 2020 , with over 3 . 5 years of experience in conducting financial due diligence . Ms . Liao holds two Bachelor degrees in Mathematics and Finance from Indiana University Bloomington, Indiana State, USA . Xiaoyue Zhang Chair of Compensation Committee, Director Ms . Zhang has been an investment manager with Antelope Enterprise Holdings Ltd . since May 2021 . Ms . Zhang served as a securities affairs representative with Hiseas International Tourism Group from 2019 to 2021 . Ms . Zhang was previously an auditor with BDO China Shu Lun Pan Certified Public Accountants LLP from 2018 to 2019 . Ms . Zhang received a Bachelor of Accounting from University of Adelaide . Ms . Yuan has extensive professional knowledge in the media field, as well as a solid foundation of business practice experience and professional skills . Ms . Yuan, as the social media specialist, worked for WG Empire in New York . Ms . Yuan received a Bachelor’s Degree in Communication and Rhetoric Studies at University of Wisconsin - Madison, and a Master Degree of Emerging Media Studies at Boston University . Huashu Yuan Chair of Nominating and Corporate Governance Committee, Director 14 See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Industry Overview Source: iResearch Inc. (2022) 16834 13396 10565 8145 5604 4559 3428 2062 2017 2018 2023e 2024e Flexible Employment Market Size in China between 2017 and 2024 CAGR=41.0% CAGR=26.2% 2019 2020 2021 2022e Flexible employment market size (GMV caliber, in CNY 100 million) 15 Note: Caliber description: including salary payment; market size concluded by multiplying number of flexible employees by annual income of single flexible employee (employee salary + service fee). See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Industry Overview 5219 4019 3169 2444 1569 1140 788 412 2017 2018 2019 2020 2021 2022e 2023e 2024e Recruitment Crowdsourcing Market Size in China between 2017 and 2024 CAGR=56.0% CAGR=28.3% Recruitment crowdsourcing market size (GMV caliber, in CNY 100 million) 16 Source: iResearch Inc. (2022) See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Industry Overview 7 9 13 19 27 142 103 74 53 38 2016 2017 2018 2019 2020 HRSaaS market size: (in CNY 100 million) 2021 2022e 2023e HRSaaS revenue growth rate(%) 2024e 2025e 42.0% 37.4% 43.7% 39.7% 40.7% 39.9% 39.3% 39.1% 38.7% CAGR=41.7% 45.7% Size of China’s HRSaaS Market between 2016 and 2025 CAGR=39.5% Note: The estimation caliber includes HRSaaS products subscription fee and related customized service and excludes flexible employment market size. 17 Source: iResearch Inc. (2022) See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Industry Overview - Competitive Landscape Revenue (CNY 100 million) Company 59.31 Career International 43.61 Renrui Human Resources 36.89 ManpowerGroup 92% CR3 Other Market Share of Top 3 Flexible Employment Service Providers in China in 2021 8% Career International (CR3) representing 8.0% of the market share Competition among the flexible employment service providers is still in the early stages 18 Source: 2022 Recruitment Crowdsourcing Market Research Report - iResearch Inc. See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Growth Strategies Enhance Information Technology Services Serve New Participants through Online Platforms Provide Online Training Programs for Workers 01 • Expand products/services to provide and support IT services to enhance the user experiences for personnel management systems and other HR SaaS services 02 • Engage schools and enterprises for potential strategic cooperation opportunities, with ongoing cooperation with over 230 * vocational and technical colleges primarily in 5 provinces 03 • Develop pilot online vocational skills training programs to meet growing demand, leveraging strategic partnerships with vocational schools to improve job matching for blue - collar workers . Positive external environment : national education reform and favorable policies for vocational education . Long - Term Objectives Online Platforms to Link Schools and Enterprises Information Technology Services Online Training Programs for Workers 19 See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Financial Highlights 11.57 4.70 6.79 FY2022 Audited FY2023 Audited 1H2023 1H2024 Unaudited Unaudited US$ million 13.16 Revenue Revenue Breakdown 20.89% 74.79% 4.09% 0.22% FY2022 Audited 87.14% 0.00% 0.01% 12.85% FY2023 Audited 88.05% 0.00% 0.00% 11.95% 1H2023 Unaudited Project outsourcing service Labor dispatching service 99.40% 20 Fiscal year ended December 31. Six months ended June 30. See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 0.00% 0.03% 0.57% 1H2024 Unaudited Entrusted recruitment service Other services

Financial Highlights 1.53 0.80 0.30 0.49 FY2022 Audited FY2023 1H2023 1H2024 Audited Unaudited Unaudited Gross Profit US$ million 1.26 1.02 0.18 FY2022 Audited FY2023 Audited 1H2023 Unaudited 0.06 1H2024 Unaudited Net Loss US$ million 21 Fiscal year ended December 31. Six months ended June 30. See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Contact Underwriter: Cathay Securities, Inc. Email: service@cathaysecurities.com Tel: +1 - 855 - 939 - 3888 Address: 40 Wall Street Suite 3600, NY, NY 10005 USA Issuer: Baiya International Group Inc. Email: info@biyainc.com Tel: +86 - 0769 - 88785888 Address: 5Q, No. 5 Golf Avenue Guangpei Community, Guanlan Street Longhua District, Shenzhen, China Underwriter: Revere Securities, LLC Email: contact@reveresecurities.com Tel: +1 - 212 - 688 - 2350 Address: 560 Lexington Avenue 16th Floor New York, NY 10022 USA 22 See offering documents for risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.